August 8, 2016

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Cliffs Natural Resources Inc. Registration Statement on Form S-1 File No. 333-212054

Ladies and Gentlemen:
In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Cliffs Natural Resources Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on August 10, 2016 at 4:00 p.m. E.S.T., or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: August 4, 2016
(ii)	Dates of distribution: August 9, 2016 - August 10, 2016
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 9
(iv)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: 3,500

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED CREDIT SUISSE SECURITIES (USA) LLC GOLDMAN, SACHS & CO.
Acting severally on behalf of themselves and the several Underwriters

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Richard Diaz
Name: Richard Diaz
Title: Authorized Signatory

Credit Suisse Securities (USA) LLC

By:	/s/ John Traugott
Name: John Traugott
Title: Director

Goldman, Sachs & Co.

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]